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SECU 09056760 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Dr
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger — (312) 983-8950
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/24

OATH OR AFFIRMATION

I, Richard Karger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Investment Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 23rd day of February, 2009

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Notary Public

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Rothschild Investment Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2009

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	477,576
Receivable from and deposit with clearing broker		1,743,773
Membership and stock in exchanges		3,489,149
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $260,553)		39,105
Prepaid expenses		115,163
Other assets		390,313
Total assets	$	6,255,079
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,558,365
Stockholders' equity		4,696,714
Total liabilities and stockholders' equity	$	6,255,079

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of Organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: Short-term, highly liquid investments, with original maturities of less than three months at the date of purchase are considered to be cash equivalents.

Membership and Stock in Exchanges: The exchange membership and stock in exchange are held as investments and are reflected at fair value. Unrealized changes in fair value are recognized in the period in which the changes occur.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees: Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the terms of the contracts.

Income Taxes: The Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards No. 5 (SFAS 5), *Accounting for Contingencies*. SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. Upon adoption of SFAS 157, the Company's statement of financial condition required no material adjustment. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities traded on a national securities exchange and money market funds are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Instruments that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within Level 2 of the fair value hierarchy.

The following summarizes the Company's assets measured at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

Description	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Receivable from and deposit with clearing broker				
Money market fund	$ 1,409,641	$ -	$ -	$ 1,409,641
Stock in exchanges	1,664,149	-	-	1,664,149
Exchange membership	-	1,825,000	-	1,825,000
	$ 3,073,790	$ 1,825,000	$ -	$ 4,898,790

Note 3. Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at December 31, 2008. Net of Class A common shares held in Treasury, there were 185,772 shares outstanding at December 31, 2008.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,940 shares issued at December 31, 2008. Net of Class B common shares held in Treasury, there were 187,001 shares outstanding at December 31, 2008.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 4. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2011. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are:

2009	$	371,430
2010		380,716
2011		95,763
	$	847,909

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the adverse effect, if any, upon the Company's financial position cannot be determined.

Note 5. Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees.

Commission income is earned from executing trades for the profit sharing plan. In addition, investment advisory fees for services rendered to the plan are absorbed by the Company.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7. Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

At December 31, 2008, cash on deposit with the Company's clearing broker collateralize amounts due to the clearing broker.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of approximately $1,761,000, which was approximately $1,511,000 in excess of its required capital of $250,000. The Company's net capital ratio was 0.88 to 1.

McGladrey & Pullen

Certified Public Accountants

Rothschild Investment Corporation

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.